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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 5)

MEEMIC Holdings, Inc.
(Name of Issuer)

MEEMIC Holdings, Inc.
ProAssurance Corporation
Professionals Group, Inc.
ProNational Insurance Company
Meemic Merger Corp.
Dr. A. Derrill Crowe
(Names of Person(s) Filing Statement)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

585135106
(CUSIP Number of Class of Securities)

Victor T. Adamo
President
ProAssurance Corporation
100 Brookwood Place, Suite 500
Birmingham, Alabama 35209-6811
(205) 877-4400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Mark A. Metz, Esq.	Jack Stephenson, Esq.
Dykema Gossett PLLC	Burr & Forman LLP
400 Renaissance Center	420 North 20th Street, Suite 3100
Detroit, Michigan 48243	Birmingham, AL 35203
(313) 568-5434	(205) 458-5201

        This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☒	A tender offer.
d. ☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fees**

$33,412,022	$3,073.91

*
Estimated for the purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 1,073,518 shares of common stock, no par value, of MEEMIC Holdings, Inc. by $29.00 per share and multiplying 120,000 shares of common stock for each Company Option outstanding by $19.00 which represents the difference between the $29.00 and the exercise price of $10.00 for the options. Such number of shares represents the 6,683,563 shares outstanding as of July 30, 2002, less the 5,610,045 shares of common stock of MEEMIC Holdings, Inc. beneficially owned by ProNational Insurance Company on that date, which shares are not subject to the going-private transaction.
**
The amount of the filing fee equals .0092 percent of the value of the transaction.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,073.91	Filing Party: MEEMIC Holdings, Inc.
Form or Registration No.: PREM 14A	Date Filed: July 30, 2002
File Number: 001-14673	CIK Code: 0001072815

SECTION 13E - 3 TRANSACTION STATEMENT
AMENDMENT NO. 5

INTRODUCTION

        This Amendment No. 5 and Final Amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") is being filed jointly by MEEMIC Holdings, Inc., a Michigan corporation ("MEEMIC Holdings"), ProNational Insurance Company, a Michigan insurance company, MEEMIC Holdings' controlling shareholder and a wholly owned subsidiary of Professionals Group ("ProNational"), Meemic Merger Corp., a Michigan corporation and a wholly owned subsidiary of ProNational ("Merger Sub"), Professionals Group, Inc., a Michigan corporation and a wholly owned subsidiary of ProAssurance ("Professionals Group"), ProAssurance Corporation, a Delaware corporation ("ProAssurance"), and Dr. A. Derrill Crowe ("Dr. Crowe"), in connection with the Agreement and Plan of Merger, dated as of July 9, 2002 (as amended as of September 18, 2002, the "Merger Agreement"), by and among MEEMIC Holdings, ProNational and Merger Sub.

        This Final Amendment is being filed with the Securities and Exchange Commission pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), to report that the transactions contemplated by the Merger Agreement were consummated.

        Concurrently with the filing of this Final Amendment to the Schedule 13E-3, (i) MEEMIC Holdings is filing with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") an Amendment No. 2 to its Tender Offer Statement on Schedule TO ("Schedule TO") relating to the Tender Offer which was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the "Offer to Purchase"), as amended by the Supplement thereto dated January 9, 2003 (the "Supplement") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as exhibits to the Schedule TO, as amended, and (ii) ProAssurance, Professionals Group, ProNational, Meemic Sub and Dr. Crowe (each a "Co-Bidder" and collectively, the "Co-Bidders"), who, by virtue of their relationship with MEEMIC Holdings, are considered by the Securities and Exchange Commission to be co-bidders in the Offer, are filing with the Commission an Amendment No. 1 to their Tender Offer Statement on Schedule TO relating to the Tender Offer.

        The following information is added to the items noted:

ITEM 4.    TERMS OF THE TRANSACTION.

REGULATION M-A
ITEM 1004(a) and (c) through (f)

        The Offer expired at 5:00 p.m., Eastern Standard time, on January 23, 2003 and was not extended. Following expiration of the Offer, a total of 924,318 shares tendered in the Offer were accepted by MEEMIC Holdings for payment in accordance with the terms of the Offer, which represents approximately 13.85% of the total issued and outstanding Shares outstanding prior to the Offer and 87.0% of the Shares owned by shareholders other than ProNational. Pursuant to the Offer to Purchase, MEEMIC Holdings has accepted for purchase all of the Shares validly tendered and not withdrawn. MEEMIC Holdings has forwarded payment for the Shares accepted for purchase to the tendering agent who will pay the Offer price to holders who validly tendered and did not withdraw their Shares.

        Pursuant to the Merger Agreement, on January 29, 2003, effective upon the filing of a certificate of merger with the Bureau of Commercial Services of the Michigan Department of Consumer and Industry Services, Merger Sub merged with and into MEEMIC Holdings (the "Merger") and each outstanding share of common stock, no par value, of MEEMIC Holdings (the "Common Stock"), other than shares of Common Stock owned by ProNational, have been converted into the right to receive $29.00 per share (the "Merger Consideration") in cash without interest. All of the holders of Common Stock are being sent a Letter of Transmittal instructing them on the procedures for receiving the Merger Consideration for their shares of Common Stock. In addition, the rights of holders of options to acquire shares of Common Stock (a "Company Option") have become, pursuant to the Merger Agreement, rights to receive a cash payment equal to the difference between the Merger Consideration and the per share exercise price of each share covered by Company Options held by such persons at the time of the Merger, reduced by applicable withholding tax. As a result of the Merger, MEEMIC Holdings became a wholly owned subsidiary of ProNational and was delisted from the Nasdaq Stock Market.

        On January 29, 2003, MEEMIC Holdings issued a press release announcing the final results of the Offer and the closing of the Merger. A copy of the press release is filed as Exhibit (a)(1)(J) to the Schedule TO filed by MEEMIC Holdings and is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

REGULATION M-A
ITEM 1005(a) through (c) and (e)

        The information in Item 4 of this Final Amendment is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

REGULATION M-A
ITEM 1006(b) and (c)(1) through (8)

        The information in Item 4 of this Final Amendment is incorporated herein by reference.

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

REGULATION M-A
ITEM 1013

        The information in Item 4 of this Final Amendment is incorporated herein by reference.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

REGULATION M-A
ITEM 1008

        The information in Item 4 of this Final Amendment is incorporated herein by reference.

ITEM 16.    EXHIBITS.

REGULATION M-A
ITEM 1016(a) through (d), (f) and (g)

        The exhibit index is amended and restated as follows:

(a)(1)	Letter to Shareholders (included in the Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(a)(2)	Notice of 2002 Annual Meeting of Shareholders (included in the Proxy Statement, which is filed herewith as Exhibit (a)(3)).

(a)(3)	Proxy Statement, including all appendices thereto, as previously filed with the Securities and Exchange Commission on October 16, 2002, is incorporated herein by reference.
(a)(4)
Offer to Purchase, dated December 23, 2002, including all annexes thereto, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(A) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(5)
Letter of Transmittal, dated December 23, 2002, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(B) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(6)
Notice of Guaranteed Delivery, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(C) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(7)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(D) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(8)
Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to their clients, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(E) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(9)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed with the
Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(F) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(10)
Press release issued by MEEMIC Holdings, Inc., dated December 23, 2002, announcing the commencement of the Offer, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(G) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(11)
Shareholder Letter, dated December 23, 2002, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(H) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(12)
Supplement to Offer to Purchase, dated January 9, 2003, filed with the Securities and Exchange Commission on January 9, 2003 as Exhibit (a)(1)(I) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(13)
Press release issued by MEEMIC Holdings, Inc., dated January 29, 2003, announcing the completion of the Tender Offer and consummation of the Merger, filed with the Securities and Exchange Commission on January 29, 2003 as Exhibit (a)(1)(J) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(c)(1)	Opinion of Raymond James & Associates, Inc. (included as Appendix B to Proxy Statement which is filed herewith as Exhibit (a)(3)).
(c)(2)
Materials prepared by Raymond James & Associates, Inc. presented to the Board of Directors of MEEMIC Holdings on March 15, 2002, as previously filed with the Securities and Exchange Commission on July 30, 2002.

(c)(3)
Materials prepared by Raymond James & Associates, Inc. presented to the Board of Directors of MEEMIC Holdings on June 12, 2002, as previously filed with the Securities and Exchange Commission on July 30, 2002.
(c)(4)	Materials prepared by Value Incorporated dated June 6, 2002 as previously filed with the Securities and Exchange Commission on July 30, 2002.
(d)(1)	The Merger Agreement as amended (included as Appendix A to Proxy Statement which is filed herewith as Exhibit (a)(3)).
(f)	None
(g)	None

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this final amendment to this statement is true, complete and correct.

Dated: January 29, 2002
MEEMIC HOLDINGS, INC.
	By:	/s/ LYNN M. KALINOWSKI Lynn M. Kalinowski President
PRONATIONAL INSURANCE COMPANY
	By:	/s/ VICTOR T. ADAMO Victor T. Adamo Chief Executive Officer
MEEMIC MERGER CORP.
	By:	/s/ VICTOR T. ADAMO Victor T. Adamo President
PROASSURANCE CORPORATION
	By:	/s/ VICTOR T. ADAMO Victor T. Adamo President
PROFESSIONALS GROUP, INC.
	By:	/s/ VICTOR T. ADAMO Victor T. Adamo Chief Executive Officer
/s/ A. DERRILL CROWE A. Derrill Crowe

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SECTION 13E - 3 TRANSACTION STATEMENT AMENDMENT NO. 5 INTRODUCTION
SIGNATURES